APX Group, Inc.

4931 North 300 West

Provo, Utah 84604

VIA EDGAR

March 26, 2020

Re:	APX Group, Inc., APX Group Holdings, Inc. and other Guarantors
Registration Statement on Form S-4 (File No. 333-232103) (as amended, the “Registration Statement”)

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

APX Group, Inc., a Delaware corporation (the “Issuer”), APX Group Holdings, Inc., a Delaware corporation (the “Parent Guarantor”) and certain subsidiaries of the Issuer listed in the above-referenced Registration Statement (together with the Parent Guarantor and the Issuer, the “Registrants”) pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby request that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective at 12:00 p.m., Eastern Standard Time, on March 27, 2020, or as soon thereafter as practicable. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we or our representatives speak with you on that date.

We request that we be notified of such effectiveness by telephone call to Igor Fert at (212) 455-2255 of Simpson Thacher & Bartlett LLP.

Very truly yours, APX Group, Inc. and the Co-registrants

By:	/s/ Patrick E. Kelliher
	Name:	Patrick E. Kelliher
	Title:	Chief Accounting Officer